Summary Technical Report
Regent Gold Project
Mineral County, Nevada
January 4, 2011

Prepared by:	For:
Paul Klipfel Ph.D CPG #10821
Consulting Economic Geologist

Mineral Resource Services Inc.	Pilot Gold Inc.
4889 Sierra Pine Dr.	Suite 1650, 1055 West Hastings
Reno, NV 89519 (775) 742-2237	Vancouver, BC
p.klipfel@sbcglobal.net	V6E 2E9

Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

Cover Photo: Clockwise from upper left: A portion of the Regent geologic mapping showing NE, NW and ENE alignments. An historic shaft that was originally sunk on high grade veins. Multi-stage quartz veinlets cutting quartz-eye rhyolite interpreted flow-dome rock. Multi-stage quartz veining with local bladed quartz texture diagnostic of formation within the boiling zone. Samples of this type of material contain up to 1 oz/ton Au.

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TABLE OF CONTENTS

1.0 SUMMARY	1

2.0 INTRODUCTION AND TERMS OF REFERENCE	4
2.1 Introduction
2.2 Terms of Reference
2.3 Purpose of the Report
2.4 Field Examination

3.0 RELIANCE ON OTHER EXPERTS	6

4.0 PROPERTY DESCRIPTION AND LOCATION	7
4.1 Area and Location
4.2 Claims and Agreements
4.3 Permits and Environmental Requirements

5.0 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE and PHYSIOGRAPHY	12
5.1 Access
5.2 Climate
5.3 Local Resources and Infrastructure
5.4 Physiography

6.0 HISTORY	15

7.0 GEOLOGIC SETTING	21
7.1 Regional Geology
7.2 Local Geology
7.2.1 Volcanic Stratigraphy
7.2.2 Structural Geology

8.0 DEPOSIT TYPES and EXPLORATION MODEL	27

9.0 MINERALIZATION	29

10.0 EXPLORATION	32

11.0 DRILLING	33

12.0 SAMPLE METHOD AND APPROACH	34
12.1 Past Sampling
12.2 Current Sampling

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	35

14.0 DATA VERIFICATION	36

15.0 ADJACENT PROPERTIES	39

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TABLE OF CONTENTS
(cont.)

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	40

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	41

18.0 INTERPRETATIONS AND CONCLUSIONS	42

19.0 RECOMMENDATIONS	43

20.0 REFERENCES CITED	45

21.0 DATE AND SIGNATURE PAGE	46

22.0 CERTIFICATE OF AUTHOR	47

LIST OF FIGURES

4.1 Project location within Nevada and the Walker Lane	9

4.2 Plan map of Regent property showing claims and claim boundaries	10

5.1 Panorama of the Regent property looking from the southeast corner toward the west-southwest to northeast	14

6.1 Photos of historic workings and select rocks	17

6.2 Map showing past drill holes in KRMC database	19

6.3 Thematic map showing gold results of rock sampling at Regent by Great Basin Gold	20

7.1. Photos of key rock types, alteration and brecciation at Regent at Regent	22

7.2 Photos of diamond drill core showing key rock types and associated alteration	24

7.3. Schematic cross-section of volcanic stratigraphy/intrusions based work by Great Basin, Keegan and others	25

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LIST OF FIGURES
(cont.)

7.4 Geologic map of the Regent property based on mapping by Great Basin Gold	26

8.1 Schematic model for precipitation of gold from boiling fluids	27

9.1 Interpretation of mineralization at Regent based on past drill data	31

14.1 Plot of samples collected by the writer	38

LIST OF TABLES

6.1 Historic resource estimate information NI43-101 non-compliant	16

6.2 Regent project drill hole intercepts with ≥5 feet ≥5 g/t Au	20

14.1 Samples collected by the writer compared with previous samples	37

19.1 Regent exploration budget	44

APPENDICES

Appendix 1 Claim Information	49

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1.0	SUMMARY

This technical report has been prepared by Mineral Resource Services Inc, (MRS) at the request of Pilot Gold Inc (“Pilot Gold”). It summarizes available geological information, the property exploration history, and exploration plans by Pilot Gold.

The Regent project consists of 110 unpatented mining claims on BLM ground. Pilot Gold is the 100% holder of the claims, through its wholly owned subsidiary company Pilot Gold USA. They were obtained from Fronteer Gold Inc. (“Fronteer”) on December 30, 2010 through a plan arrangement by which 5 properties including the Regent Property were transferred to Pilot Gold USA in exchange for an equity stake in Pilot Gold. The claims are unencumbered and there are no royalties or other encumbrances outstanding. The Regent property, the subject of this report, is the property of merit for Pilot Gold.

The project is located in Mineral County Nevada, approximately 60 km SE of Fallon (39[o] 02’00“N, 118[o] 25’10“W), Nevada within the Walker Lane structural and metallogenic belt. Access from Fallon is via paved Federal and State highway and a final 9 km along graded all-weather gravel road.

The Regent area is part of the greater Rawhide gold-silver district which has reported production of 80,000 ounces of gold and 600,000 ounces of silver between 1906 and 1966. Between 1990 and 2010, Kennecott Rawhide Mining Corp. (“KRMC”) produced an additional 1.56 M oz gold and 11.5 M oz silver from the Rawhide property 2.5 km southeast of the Regent property.

The property covers an area of mid-Miocene (~15 m.y.) intermediate volcanic flows, tuffs, pyroclastics, and volcaniclastic sediments intruded by dacite to rhyolite dikes, stocks and flow-dome complexes. Widespread alteration renders the rock cream to bright white color after sericite and various clay minerals. Widespread diffuse silicification and multi-stage veins and veinlets accompany and cut a myriad of breccia bodies with varying textures. This style of alteration and veining is interpreted to have formed in a shallow, low sulfidation type, epithermal environment. Other low sulfidation deposits within or adjacent to the Walker Lane include Round Mountain (>13 M oz Au produced and the Comstock lode (8 M oz Au produced).

Exploration on the Regent property during the 1980’s through 2000, was performed by Newmont Exploration Company (“Newmont”) and then KRMC. Both companies sought a bulk tonnage resource by drilling a total

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of 580 mostly shallow, vertical reverse circulation holes. Both Newmont and Kennecott delineated small, open-pittable resources (non-NI 43-101 compliant) during their respective exploration tenures. Kennecott dropped its Regent leases in 2001 due to low gold prices and its corporate decision to cease gold exploration in Nevada. Available drill hole data from these operators shows strong continuity of gold and silver mineralization in the subsurface both at depth and along strike, particularly in the area of the Regent Hill deposit where the programs were focused.

In 2002, Great Basin Gold examined the property and confirmed to their satisfaction the presence of high-grade mineralization in gold-silver, epithermal quartz veins. These veins were thought by Great Basin Gold to continue to depth based on high-grade gold-silver drill intercepts in the Newmont and Kennecott databases. Based on this interpretation, Keegan Resources Inc. (“Keegan”) took an option on the property in 2005 and drilled four angled diamond drill holes to test for steep high-grade veins that might have been missed by vertical holes drilled by Newmont and KRMC. Drill intercepts were achieved, but Keegan discontinued work on Regent in 2006 in favour of work on other properties.

In 2010, Fronteer Gold Inc. acquired the Regent property from the claim holder as part of a larger package of Nevada properties. In December 2010, Pilot Gold acquired the Regent property as described above.

Ground magnetic surveys performed by KRMC show a large magnetic low feature on the property, presumably caused by hydrothermal destruction of magnetite in host volcanic rocks. Only a small portion of the magnetic low target has been moderately to densely drilled.

Pilot Gold wishes to explore the Regent property by means of a thorough campaign of surface mapping and sampling, ground geophysics, and a Phase 1 drilling program consisting of approximately 5,000m of combined diamond core and reverse circulation drilling, 3D geologic modeling for exploration targeting and resource evaluation purposes, and validation of previous drill data so that it may be used as part of a future resource evaluation. They propose a Phase 1 exploration budget of C$1.93M to be followed by a Phase 2 program (C$3.33M), if warranted, consisting of another ~12,000m drilling program along with metallurgical and leach testing and resource evaluation.

The author believes this to be an appropriate exploration program for the style of mineralization and target sought by Pilot Gold. The proposed

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

budget and time frame allocated are commensurate with the proposed exploration goals.

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2.0 INTRODUCTION AND TERMS OF REFERENCE
2.1 Introduction
Mineral Resource Services Inc., of Reno, NV (“MRS”) has been requested by Pilot Gold Inc. (“Pilot Gold”) of Vancouver, B.C. to provide an independent technical report on the Regent property in support of Pilot Gold’s initial disclosure to the public of ownership of the property and intent to conduct exploration there. Dr. Paul Klipfel of MRS is a Qualified Person and is responsible for preparation of all sections of this report.
This report provides technical information on the Regent project as this property will be Pilot Gold principle property. Information presented here is based on geological data provided by Pilot Gold and its predecessor, Fronteer Gold Inc. (“Fronteer”) as well as independent information gained by the author through search of public documents and publications by the United States Geological Survey (“USGS”), the Nevada Bureau of Mines and Geology (“NBMG”), the Geological Society of Nevada (“GSN”), and information available on the internet. Familiarity with the project has also been gained through field visits on March 13th 2005 during the course of preparing a technical report for Keegan Resources Inc. (“Keegan”), and again on October 28th, 2010 for the purposes of this report. Another day was also spent examining core at Fronteer’s office and core storage in Elko Nevada on November 7, 2010.
2.2 Terms of Reference
Dr. Paul Klipfel of Mineral Resource Services Inc. is an independent consultant and a Qualified Person (“QP”) under NI 43-101 for the purposes of this report. Pilot Gold has contracted MRS to prepare this independent report
2.3 Purpose of Report
The purpose of this report is to provide an independent evaluation of the Regent property as the listing property of merit, the exploration and discovery potential of the area, a summary of past exploration, and its relevance and adequacy to assess the mineralization potential of the area history. Recommendations are provided. This report conforms to the guidelines set out in the Canadian Securities Administrators NI 43-101.
2.4 Field Examination
Dr. Klipfel completed a field review on October 28th, 2010 and a day of core review on November 7, 2010. The field visit included review of the physiographic, geologic, and tectonic setting of the property, visual examination of drill hole collar locations along with detailed examination of outcrops and float. The field visit was completed in the company of Fronteer geologic staff. Five samples were collected from mine dumps, outcrop, and stockpiled material. Detailed review of Keegan diamond drill holes and

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two Newmont diamond drill holes was completed at the core storage facility of Fronteer in Elko, NV. Seven samples were collected from the core to compare with initial results. The author has visited the property previously on March 13, 2005 for a field visit for the purpose of preparing a NI 43-101 report for Keegan Resources.

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3.0 RELIANCE ON OTHER EXPERTS
In the preparation of this report, the author has relied upon public and private information provided by Pilot Gold regarding the Regent property. The author has reviewed the data provided, checked it, verified it, and utilized it to develop independent opinions and interpretations. It is assumed and believed that the information provided and relied upon for preparation of this report (e.g. sample locations not checked) is accurate and that interpretations and opinions expressed in them are reasonable.

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4.0 PROPERTY DESCRIPTION AND LOCATION
4.1 Area and Location
The Regent Gold Project is located in Mineral County Nevada, approximately 60 km southeast of Fallon, Nevada at 39o 02’00“N, 118o 25’10”W (Zone 11S, 377100, 4321500) (Figure 1). The property consists of 110 unpatented mining claims (Figure 2) held by Pilot Gold, and acquired from Fronteer through it’s wholly owned subsidiary company, Nevada Eagle Resources LLC, covering 2272 acres (919.74 ha). The property is wholly under the jurisdiction of the U.S. Bureau of Land Management (BLM). The regional office of the BLM responsible for the Regent property is located in Carson City, Nevada.
The property is part of the greater Rawhide District which used to be known as the Regent District as gold-silver mineralization was first discovered in the area at the Regent Property (Black, et al., 1991; Tingley, 1998). With the discovery and development of more extensive gold-silver mineralization at Rawhide in the early 1900’s, the name shifted to Rawhide District. The property lies 3 km northwest of the Rawhide Mine open pit gold-silver mine that was operated by Kennecott Rawhide Mining Company (“Kennecott”) from 1990 to 2003.
The claims cover a semi-rectangular area with widespread silicification, quartz-sericite and argillic alteration, brecciation and quartz veining in volcanic rocks. Numerous past workings ranging from exploration pits to substantial shafts are scattered across the property. The claim block straddles exposed bedrock in the property’s southern half and gives way to alluvial cover in the northern part.
4.2 Claims and Agreements
All 110 claims that comprise the Regent Property are owned by Pilot Gold, through its wholly owned subsidiary Pilot Gold USA. They were obtained from Fronteer Gold Inc. (“Fronteer”) in December, 2010 through a plan arrangement by which 5 properties including the Regent Property were transferred to Pilot Gold USA in exchange for an equity stake in Pilot Gold Inc.
Fronteer obtained the claim block in April 2010, among others, through the acquisition of Nevada Eagle Resources LLC (NER), a wholly owned subsidiary of Gryphon Gold Corp., in April, 2010 through a purchase agreement with Gryphon Gold. NER is now a wholly owned subsidiary of Fronteer Gold and was the holder of record for the Regent claims. The claims are unencumbered and there are no royalties or other encumbrances outstanding.
Unpatented federal mining claims require initial location with a discovery monument along with corner and side center posts to demarcate the claim. Claim documentation is filed with the BLM and with the county. A maintenance fee of $140 per claim is required annually by September 1 each year along with recordation at the BLM and

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

Mineral County recorders office. All claims are current and remain valid until September 1, 2011. Holding costs for 2010 through 2011 are estimated to be approximately $25,933. Although independent verification and validation of all claims, filings and ground location has not been undertaken by the author, spot checks in the field for the presence of claim and discovery posts revealed their presence and accurate location for numerous corners and location monuments.
Under the Mining Law of 1872, claim holders have the right to explore, develop, and mine minerals subject to surface management regulations of the BLM.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

OREGON
IDAHO
UTAH
NEVADA
CALIFORNIA
ARIZONA
Humboldt County
Elko County
Box Elder County
Washoe County
Pershing County
Churchill County
Lander County
Eureka County
White Pine County
Tooele County
Storey Co.
Douglas Co.
Lyon County
Alpine Co.
Mineral County
Mono County
Esmeralda County
Nye County
Lincoln County
Inyo County
Clark County
San Bernardino County
Winnemucca
Wells
Elko
Carlin
Battle Mtn.
Wendover
Lovelock
Reno/ Sparks
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Yerington
Markleeville
Hawthorne
Tonopah
Caliente
Bishop
Las Vegas
Regent
Denton-Rawhide
WALKER LANE
Regent Project
Major Deposits
Cities and Towns
Interstate Highways
U.S. Highways
Local Roads
Counties
States
Kilometers
Miles

Figure 4.1. Project location within Nevada and the Walker Lane.

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Figure 4.2. Regent property showing claims and claim boundaries.

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4.3 Permits and Environmental Requirements
The Regent property has undergone significant surface disturbance for over 100 years. Features include historic exploration pits, shallow prospecting shafts, inclined shafts, underground workings from the early to mid 1900’s, extensive reclaimed drill roads and pads (~1980 — present), numerous dirt tracks and a small heap leach pile with accompanying lined catchment and settling ponds. There is no information available concerning the leach pile and associated ponds, but they are thought to be pre- 1980s based on verbal reports that they were there when Kennecott began work at Rawhide in the early 1980s. Pilot Gold is not responsible for reclamation of past disturbance.
New exploration activity in excess of five acres of surface disturbance by Pilot Gold will require a bond for reclamation assurance and a detailed plan of operation submitted to and approved by the BLM if mechanized earth moving equipment and drill rigs are used and more than 5 acres is disturbed in the course of constructing drill roads and pads.
Notification of operations is required for work that disturbs less than 5 acres. All ground disturbed by Pilot Gold must be reclaimed. Approval for notice level work typically takes not less than 4 weeks.
The author is not aware of any other permits that Pilot Gold needs or is in progress of obtaining at this time. If future work requires surface disturbance in excess of 5 acres, BLM permission will require environmental and cultural assessment.
There are no known environmental liabilities on the Regent Property other than reclamation of ground disturbed by Pilot Gold as part of planned exploration.

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5.0 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY
5.1 Access
Access to the Regent property is via paved highway along US 50 for 51 km from the regional community of Fallon, and then south 32 km along state route 839. Local access from the highway is via 6 km of northwest travel along an all weather graded dirt road past the Rawhide Mine. There are alternate access routes along poor quality dirt tracks.
Access is also via paved state route 839 from Hawthorne 65 km to the south.
5.2 Climate
The Regent property lies in desert country. Climate is dry and hot in the summer and cold in the winter. Temperatures range from -15oC to 40oC, with daytime temperatures ranging from -5oC in the winter to 40oC in the summer. Annual precipitation is 12 — 17 cm, falling predominantly in December through April. Major mines in the region operate 365 days per year.
5.3 Local Resources and Infrastructure
There is no infrastructure at the Regent property. Past infrastructure at the former Rawhide mine site has been largely decommissioned and removed. A 200 kV (kilovolt) power line passes within 10 km of the property.
The regional towns of Fallon (population ~10,000) and Hawthorne (population ~4,000) are the nearest population centers and both offer basic services and supplies. Hawthorne is the county seat for Mineral County and to large extent is supported by the nearby Hawthorne Army Depot. Fallon is a local agricultural center and also hosts the U.S. Naval air station for pilot training.
Access to the region is via regular air service to Reno, Nevada and then via paved highway to Fallon (~100km) or Hawthorne (~220 km).
5.4 Physiography
The Regent property is situated along a gentle to moderate north sloping area with gentle to moderate topographic relief at elevations of 1650-1800m (5600’) (Figure 5.1). A series of north-northeast-trending knobs appears to be the locus of alteration and brecciation and are approximately at the center of the claim block. These knobs rise 50-60m (~200’) above the gently to moderately north-sloping surrounding erosional surface and alluvial plain. Slopes within the property are covered in shallow to moderate talus which grades down slope to alluvium. Where alluvium is shallow, underlying rocks outcrop in the bottom of washes.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
The countryside is dotted with sparse to moderate density sage and other desert type salt brush. Pinion pine and juniper are common trees at higher elevations, but there are no trees on the Regent property. Wildlife consists of rabbits, small rodents, lizards, snakes, assorted birds such as quail, chukar, and a few birds of prey. There are no streams or surface water on the property. The author is unaware of any flora, wildlife or endangered species issues in the area.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 5.1 Panorama of the Regent property looking from the southeast corner toward the west-southwest (top left) to north-northeast (bottom right). Lower panel is a continuation of the upper panel.

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6.0 HISTORY
Early prospectors discovered gold-silver veins in the Regent area in the late 1870’s but the area came to be known as the Rawhide District following the discovery of mineralization on Christmas day in 1906 at “Rawhide”, 2.5 km to the southeast. Within a few years, up to 10,000 people occupied the historical town of Rawhide southeast of Regent. Most of the historical mining in both the Rawhide and Regent areas took place during this time, by means of underground mining methods typical of this era. Mineshafts and adits from this period still exist on the Regent property and were sunk on veins, some of which hosted high-grade gold and silver mineralization (Figure 6.1). By 1909, most of the easily accessible veins had been mined. By 1910, the population had dropped significantly and the final resident left in 1966. A total of 80,000 ounces of gold and 600,000 ounces of silver were mined in the district throughout these years. Only minor activity took place until the 1980’s. Kennecott Rawhide Mining Co. (KRMC) acquired the Rawhide property in 1982 (located 2.5 km southeast of the Regent property) and began operations in 1990, pouring the first gold/silver doré bar in April of that same year. By the end of 2010, additional 1.56 M oz gold and 11.5 M oz silver had been recovered by traditional open pit — heap leach methods from the Rawhide deposit. Average life of mine grades for gold and silver at Rawhide are reported to be 0.96 g/t Au and 16.4 g/t Ag (Metals Economics Group — Mine Search). Gold and silver production continued after the close of active mining through residual heap leaching at Rawhide.
Newmont was the first modern mining company to explore at Regent, drilling 111 holes in the late ‘80s during, which they delineated a small open pittable resource (See Section 17). Newmont dropped the property in the early 1990’s and Jerry Baughman subsequently re-staked it. KRMC then leased the property from Baughman. According to 1997-2001 lease reports and drillhole data delivered to Baughman by KRMC, KRMC drilled 469 holes on the Regent property between 1996 and 2000 bringing the total number of drill holes to 580. Of these holes, 573 were reverse circulation holes; and seven were diamond drill holes. The average depth of the holes is 477 feet; only five holes exceed 800 feet in depth. More than 80% of the holes were drilled vertically. During the course of its exploration of the property KRMC also performed a ground magnetic survey and estimated a resource for the property based on the drill results to that time. This resource estimate is not 43-101 compliant and is only mentioned here for the purposes of providing historic information regarding past exploration history).
Both Newmont and KRMC designed their exploration programs to test for low-grade, bulk mineable mineralization. Both companies delineated low-grade bulk mineable gold and silver resources. According to the last lease report by KRMC to Baughman (dated March 8, 2001), KRMC had decided not to mine Regent due to low gold prices. KRMC dropped its lease at Regent in 2002 when it decided to end its active gold exploration programs in the Great Basin. KRMC ceased mining at Rawhide in 2003, destroyed all core, RC chips, duplicate samples, coarse rejects and pulps from both Rawhide and Regent when they closed their warehouse as part of the mine exit process. Fortunately, Baughman was able to retrieve one pickup truck load of the RC chip trays and drill core before they were destroyed.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Both Newmont and KRMC conducted their own resource estimations in 1990 and 2002, respectively (Table 17.1). Newmont’s estimate was completed prior to adoption of NI 43-101 reporting standards and KRMC estimated a resource that is not compliant under NI 43-. A Qualified Person has not reviewed the resource data or verified the methods used to complete these estimates.
These estimates are historic in nature and were prepared prior to the adoption of NI 43-101 and JORC reporting standards. There is no guarantee that these historic resources are economic or will ever form mineral resources.
A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Pilot Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI-43-101. These historical estimates cannot be relied upon as estimates of economically recoverable material. They are presented here as an indication of the range of tonnes and grades that may be expected to within the deposit extents as they are currently known.
TABLE 6.1
HISTORIC RESOURCE ESTIMATE INFORMATION
NI 43-101 NON-COMPLIANT

Company	Year	Tons	Cut Off Grade Au Opt	Grade Au_Opt	Grade Ag_opt	Source
Newmont Mining Corp. *	1990	7,677,000	0.01	0.021	N/A	Newmont Progress Report 1990
KRMC *	2002	2,414,000	None provided	0.022	0.196	MDA memorandum to KRMC

*	No $ value of gold price is available for the Newmont estimate and no cutoff grade is provided for the KRMC estimate which was calculated for $300 gold.
In 2003, Baughman submitted the property to Great Basin Gold for possible lease. The property appealed to Great Basin Gold because significant high-grade drill intercepts (e.g. 5’@9.5 g/t Au) both within and outside of KRMC’s resource at Regent (Figure 6.2,Table 6.2). In March to October of 2004, Great Basin Gold, conducted geologic mapping, collected 117 surface rock chip and channel samples at Regent. This sampling program gave values ranging from detection limit to 20.6 g/t Au with 121 ppm Ag over a 5 foot width and 38.8 g/t Au with 222 ppm Ag over a 2 foot width (Appendix 1). Great Basin Gold also re-logged approximately 7,600 m of RC drill chips in trays, and 600m of diamond drill core from the material retrieved by Baughman.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 6.1. Photos of historic workings and select rocks. A) Old head frame over ≥20m shaft. Sample PKR-1 was collected from dump material at this site. This sample was collected to confirm the presence of gold in past workings. B) unaltered andesite flow or plug. C) fragmental pyroclastic unit with weak alteration and possible clasts of silicified material. D) fault face coated with colloform late-stage silica. E) conglomerate-like rock that is silicified or composed of fragments of silicified rock with weaker silicification of the matrix. F) same view as photo D but note the subvertical slickenlines along the left side of the photo.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Great Basin Gold concluded that their sampling confirmed the presence of high-grade, gold-silver, epithermal quartz vein mineralization exposed at the surface (Figure 6.3) previously indicated by the high-grade intercepts at depth (Table 6.2). They also concluded that there was insufficient information about the orientation of the vein structures to make reliable estimates as to true thickness or continuity along strike or dip of high grade vein mineralization.
Great Basin Gold decided not to lease the property, because its focus at that time was on advanced staged mine development opportunities. Instead, Great Basin Gold agreed to transfer the information to Keegan Resources Inc. (“Keegan”) in exchange for a share interest in the company should Keegan complete a lease deal with Baughman.
In 2005, Keegan undertook exploration of the Regent property. They recompiled previous data and drilled four diamond drill holes to test for steep-dipping epithermal bonanza veins that may have been missed by vertical holes of previous explorers. Keegan holes intersected silicified and altered rock with various fine veins and local stockwork and breccia. They only sampled material that visually contained significant veining. Numerous intervals intersected 0.x g/t Au, some intervals intersected 1-2 g/t Au and a high value of 11.245 g/t was reported in hole R0502, 521.6 - 525.3feet (3.7 feet). However, since a significant portion of the core was not sampled, the overall degree of mineralization cannot be determined. Keegan discontinued exploration in 2006 in favour of other projects.
No drilling has been done on the Regent property since Keegan’s drilling.
In April 2010, Mr. Jerry Baughman’s Nevada Eagle Resources LLC was acquired by Fronteer through a purchase agreement with previous owner Gryphon Gold Corp. Since that time Fronteer Gold has reorganized data, collected 929 soil samples and 254 rock samples as part of initial exploration prior to transfer of the property and data to Pilot Gold on December 30, 2010. As of the date of this report, sample results for Fronteer sampling were pending.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 6.2. Map showing past drill holes in KRMC’s database with ≥ 5’ intervals with > 5 g/t Au and > 100 g/t Ag.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
TABLE 6.2
Regent Project Drill Hole Intercepts with ≥5 feet ≥5 g/t Au*

Hole	From (ft)	To (ft)	Width (ft)	Au_g/t	Ag_g/t	Hole	From (ft)	To (ft)	Width (ft)	Au_g/t	Ag_g/t
NRE-054	260	285	25	5.7	33.7	RK-2155	410	415	5	9.6	6.4
RK-2557	540	560	20	9.1	168.3	RK-2525	205	210	5	9.5	5.1
RK-1918	395	410	15	10.7	14.4	NRE-063	310	315	5	9.4	17.6
RK-2712	550	565	15	8.4	19.5	RK-2355	10	15	5	8.9	5.1
NRE-080	305	315	10	12.0	115.7	NRE-063	225	230	5	7.9	57.6
RK-2411	165	175	10	12.2	35.8	RK-1914	570	575	5	7.8	489.0
RK-2549	485	490	5	49.9	490.9	RK-1906	475	480	5	7.0	4.5
RK-2421	390	395	5	29.8	15.4	NRE-058	40	45	5	7.0	20.2
RK-1937	20	25	5	29.6	36.5	RK-2794	545	550	5	7.0	196.5
RK-2207	65	70	5	28.1	188.5	NRE-040	75	80	5	6.8	2.6
NRE-054	200	205	5	23.8	28.2	RK-2435	95	100	5	6.7	8.0
RK-2220	380	385	5	22.1	19.8	RK-1970	205	210	5	6.6	2.0
RK-2551	15	20	5	18.4	121.6	RK-2445	465	470	5	6.2	5.1
RK-2167	335	340	5	14.1	16.6	RK-2477	45	50	5	6.2	5.4
RK-1952	170	175	5	12.0	3.8	RE-002	25	30	5	5.9	24.3
RK-2196	150	155	5	11.2	34.0	RK-2201	10	15	5	5.5	2.2
RK-1914	15	20	5	10.4	9.3	RK-2194	110	115	5	5.3	6.4
RK-2434	280	285	5	10.0	6.1	RK-2550	25	30	5	5.2	86.4
RK-2431	265	270	5	9.8	15.7	RK-2045	20	25	5	5.1	14.1

*	The true widths cannot be reliably estimated until oriented core is drilled and the orientation of the veins better understood.
Figure 6.3. Thematic map showing gold results of rock sampling at Regent by Great Basin Gold.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
7.0 GEOLOGIC SETTING
7.1 Regional Geology
The Regent Property is located along the northeast margin of the northwest trending Walker Lane lithologic, structural, and metallogenic belt that forms the western margin of the Basin and Range physiographic province (Figure 4.1). The Walker Lane is a zone of dextral deformation which absorbs and accounts for up to 25% of the deformation induced by westward movement of the North American Plate and northward movement of the Pacific Plate. The other 75% of deformation is accommodated along the San Andreas Fault system in California. Northwest-trending dextral faults are a hallmark of the Walker Lane. Basin and Range normal faults also overprint and complexly interact with the northwest dextral structures.
The primary lithologic units of the Walker Lane are mid Miocene volcanic rocks approximately 15 m.y. in age. These rocks formed when the current western margin of the Basin and Range Province was a volcanic arc analogous to the Cascade volcanic belt of current central Oregon. The Miocene volcanic belt is bounded to the west by the Sierra Nevada mountain range, which is mostly underlain by the Mesozoic age Sierra Nevada Batholith, and to the east by a series of progressively older sedimentary allochthons that constitute the host rocks for the sediment hosted gold deposits in the Eureka-Battle Mountain and Carlin trends.
The Walker Lane is also known as the host for prolific Au-Ag epithermal deposits of both low and high sulfidation type, the former being most common in the north and the latter most common to the south. Among these deposits are the giant and well-known Round Mountain and Comstock Lodes with >13M and 8 M ounces of Au production respectively. Other multimillion ounce gold and silver deposits of the Walker Lane include Paradise Peak, Manhattan, Tonopah, Bullfrog, Silver Peak and Goldfield.
7.2 Local Geology
The Regent Property is underlain by a series of ~15 m.y. intermediate composition volcanic flows, pyroclastic sequences, and volcaniclastic sediments intruded by related dacite to rhyolite flow-dome complexes (Figures 6.1, 7.1 and 7.2). The entire assemblage has undergone extensive hydrothermal alteration, brecciation, and mineralization (Figures 7.1 and 7.2). Local breccia bodies and faults appear to have provided conduits for mineralizing hydrothermal fluids. Later Basin and Range normal faults have cut and offset portions of the system.
7.2.1 Volcanic Stratigraphy
The interpreted volcanic stratigraphy underlying the Regent property is based on mapping work by Keegan which, in turn, was built partially on previous work. Lithologic units from youngest to oldest (Figure 7.3), are as follows:
1)	Qal: Quaternary alluvium

2)	TQoa: Tertiary and older Quaternary alluvium

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 7.1. Photos of key rock types, alteration and brecciation at Regent. A) and B) quartz-sericite ±argillic — altered quartz-rich feldspar porphyritic intrusion with weakly mineralized vitreous quartz veinlets and breccia. C) stockpiled cobbles and boulders of bladed quartz and silicified volcanic. CSB

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
and DCR series samples of this material contain up to 38.7 g/t Au and check samples by the author, PKR 4 and 5 contain up to 3.1 g/t Au. This type of material is commonly mineralized and generally interpreted as the product of Si precipitation at the boiling zone in an epithermal system. D) Diffuse silica replacement of the host rock along with streaming silica matrix of hydrothermal breccia and crosscutting veinlets. E) Streaming silica replaces altered volcanic with ribbons of gray silica. F) Envelopes of silicification extend outward from fractures in altered volcanic. G) Complex breccia with silica matrix and cross-cutting vitreous quartz veinlets. H) float of white chalcedony is inferred to be shallow and late stage in the epithermal system and helps to further demonstrate the presence of multiple alteration and silicifying events. Chalcedonic veins commonly are gold-bearing in epithermal systems. This piece was not sampled. I) Quartz-crystal-rich tuff with abundant open space (leaching?) coated with drusy dog-tooth quartz. The gray rock fragment in the lower left of the sample may be a clast of silicified rock. If so, it indicates that the deposition of this material derives from an eruption through silicified material, an event typical of complex, multi-stage systems. J) Volcanic rock almost completely replaced by silica but with drusy dog-tooth quartz coating open-spaces. Brown coloration is Fe-oxide from oxidation of local pyrite.
3)	TQys: Tertiary and Quaternary ash-rich, lacustrine mudstone and conglomerate.

4)	Tfp: Feldspar and/or quartz eye porphyritic rhyolite intrusions. Occurs as plugs, dikes, sills and flow domes, intruding all Tertiary units except Twt. Commonly flow banded near contacts. An important vein host, especially near contact with the other units.

5)	Twt: Tertiary welded to semi-welded tuff.

6)	Tat: Unwelded to semi-welded ash flow tuff, tuff breccia and lacustrine ash fall deposits. A vein host in the western project area.

7)	Tpt: Lapilli tuff

8)	Tdf: Lapilli tuff and tuff breccia; contains abundant petrified wood fragments, rounded lithic, pyroclastic, and sparse pumice clasts. Andesite cobbles occur near contacts. Unconformably overlies Tst, Trd, and Ta. A vein host in the eastern project area.

9)	Tst: Tuffaceous siltstone, sandstone, ash tuff and conglomerate. A vein host in the Silver Hill and Regent Hill area.

10)	Trd: Rhyodacite porphyry, locally abundant hornblende and quartz phenocrysts. Disconformably overlies andesite.

11)	Ta: Andesite flows and dikes with carbonaceous siltstone lenses showing both massive and autobreccia textures. A vein host where intruded by feldspar porphyry dikes.
7.2.2 Structural Geology
The most common fault and vein orientations on the property, as indicated by Great Basin and Keegan mapping, are NNE, NNW and ENE with dips predominantly steep and to the northwest, northeast, and north respectively (Figure 7.4). Field relations indicate down-dip normal movement along these faults. Strike-slip offset has not been observed at Regent, but north-south right lateral strike-slip faults are documented at Rawhide (Gray, 1996) 2.5 km to the southeast. Higher grade zones and veins in the Rawhide deposit strike north and northeast (Black et al., 1991). Veins and low-grade mineralization at Regent displays NNW, NE and ENE trends (Figure 7.4) and are interpreted to be associated with the most common structural orientations as described above.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 7.2 Photos of diamond drill core showing key rock types and associated alteration. A) hydrothermal breccia with matrix of gray chalcedony. R0501, 44’, 1.012 g/t Au. B) silicified

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
pyroclastic volcanic. RO501, 507’. C) silicified breccia. RO502, 298’. D) silicified breccia as part of sample PKR — 11; 0.927 g/t Au and 200 ppm Ag. E) banded tuff with variable silicification throughout and along particular layers; NRE-97, 12’. F) silicified breccia with multiple stages of cross-cutting quartz veinlets; NRE-97, 127’; PKR-15, 0.987 g/t Au, 15.9 ppm Ag. G) unusual pyroclastic breccia that has been silicified. RO502, 585’. H) unusual pyroclastic rock with weak alteration that might be the unaltered equivalent to the silicified rock shown in photo G. NRE-97, 562’.
Figure 7.3. Schematic cross-section of volcanic stratigraphy/intrusions based work by Great Basin, Keegan and others.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

542,000
544,000
546,000
548,000
550,000
1,562,000
1,560,000
1,558,000
1,556,000
Alluvium
andesite
quartz-feldspar porphyry
tuffaceous siltstone
ash tuff
debris flow tuff
rholite porphry flow
veins and structures with veins
faults; mapped and inferred
photolinears

Figure 7.4. Geologic map of the Regent property based on mapping by Great Basin Gold.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
8.0 DEPOSIT TYPES and EXPLORATION MODEL
Low sulfidation gold-silver epithermal systems commonly precipitate gold from hydrothermal fluids in near surface and hot spring environments. The mechanism most commonly evoked for gold precipitation is boiling. As pressure decreases in fluid rising to the surface, boiling occurs. The physical and chemical changes that occur with boiling cause breakdown of the gold-bearing chemical complexes and result in gold precipitation (Figure 8.1). Because pressure from the overlying fluid column or rock column constrains the level at which boiling occurs, the location of the boiling zone commonly lies within a particular vertical range. However, this depth and range can change significantly with changes in the water table, sealing of systems, burial of the system through deposition of volcanic rocks, or emergence due to tectonic uplift. Within the boiling zone, gold and silver also precipitate within a particular vertical range up to a kilometer or more, and typically within 500 m of the surface at the time of mineralization. With subsequent erosion, this gold-bearing zone is often left closer to the present erosional surface.
Figure 8.1. Schematic model for precipitation of gold from boiling fluids.
Epithermal mineralization usually occurs within volcanic or intrusive host rocks that are contemporaneous with or only slightly older than the mineralizing hydrothermal system. Low sulfidation epithermal mineralization can occur as end-member styles ranging from disseminated, through stockwork veins and veinlets, to discrete high-grade bonanza veins. Examples include Round Mountain, NV, (>13Mt Au produced over the past 100 years) where highly permeable tuff layers along with myriad fractures behaved as a sponge to gold-bearing hydrothermal fluids to produce a large, low-grade disseminated deposit. In contrast, the high grade bonanza veins at the Comstock and Midas, NV, deposits are mined underground.
Permeable pyroclastic and tuffaceous sedimentary rocks at Rawhide resulted in a predominantly disseminated style of gold mineralization, thus the search for this type of mineralization at Regent by Newmont and KRMC. Conversely, impermeable, brittle fractured rhyolite, rhyodacite, and andesite flows at Regent potentially favour formation of high-grade bonanza vein style mineralization. Past

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
drilling programs at Regent have been designed to delineate disseminated gold mineralization over a wide area. Vertical holes drilled by Newmont and KRMC were designed to test for widely distributed disseminated mineralization but were prone to miss any steeply dipping high-grade veins. Keegan drilled 4 angle holes in an attempt to locate steep high grade veins.
The style of mining at different points in history also has affected both the exploration and mining of low sulfidation epithermal ore systems. At the turn of the century, the small scale, and relatively primitive milling methods resulted in only very high grade (> 1 opt Au equivalent) veins being mined, either from surface or from underground stopes. From 1960 to 1995, with the advent of bulk tonnage mining methods and the use of cyanide to extract gold from heaped low-grade ore, vein mining was considered “outdated”, and most exploration focused only on large bulk mineable disseminated gold deposits. During the late 1990’s, exploration for high grade veins that could be mined underground underwent a modern renaissance. Midas, and Hollister are two examples, where modern companies have been able to successfully delineate bonanza veins with enough grade and thickness continuity to allow large (>100,000 oz per year), high grade (> 0.5 opt), and very profitable, low cost mines to again flourish in the Great Basin and in other locales where such systems are found.
Pilot Gold wishes to explore the Regent property for both large tonnage disseminated mineralization and for high grade vein mineralization. The rationale for exploring the Regent area for these styles of mineralization includes:
1)	Existing high grade intercepts in previous drilling and sampling by KRMC, Newmont, and Great Basin.

2)	The presence of steeply-dipping veins and breccia bodies mined historically, but inadequately evaluated by past vertical drilling.

3)	Untested down-plunge continuation of known mineralization. Previous drilling has not tested the down-plunge continuations of the mineralized structures or the inferred underlying, more competent andesite and rhyodacite flows for vein or stockwork potential.

4)	The ‘right neighborhood’. The Regent property lies within a larger area of alteration which also includes the recently closed bulk tonnage Rawhide mine (2.5 km southeast of Regent). It is reasonable to infer that contiguous alteration in rocks that are part of a common volcanic assemblage and host mineralization at the Rawhide mine are related to mineralization at Regent.

5)	Disseminated gold and silver mineralization at Regent shows strong continuity in the subsurface, such that previous operator KRMC was able to define sufficient gold mineralization to initiate resource estimates and view Regent as a potential satellite deposit to its Rawhide operation.

6)	High grade Au and Ag intervals in outlying areas (Rk-2557, RK-2712, RK2794) indicates the possible presence of a large scale, gold bearing system.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
9.0 MINERALIZATION
Gold mineralization at Regent is of the low-sulfidation epithermal type as described by Cooke and Simmons (2000) and occurs in stockwork and discreet veins and disseminated through porous tuffaceous rocks. Known gold mineralization at Regent is associated with chalcedonic, quartz, breccia, and quartz-adularia veins and veinlets, as at Rawhide. The sulfide content associated with gold mineralization is typically ≤ 5% by volume and consists mostly of pyrite, but arsenopyrite and stibnite may be present in minor amounts. No ore petrography studies have been done for Regent. However, gold at Rawhide reportedly occurs as electrum and silver occurs in electrum and as chloride, sulfide and selenide compounds (Black et al., 1991). This is typical in low-sulfidation epithermal systems and by analogy, is likely to be the case at Regent also. Examination of the Ag:Au ratio in surface samples collected by Great Basin indicates an approximate 10:1 abundance of silver over gold, which is characteristic of epithermal systems.
Extensive quartz-sericite and argillic alteration along with silicification and brecciation are present throughout the Regent area, and are key alteration types associated with low-sulfidation epithermal mineralization (Figures 7.1 and 7.2) Gold mineralization is closely related to smaller areas of silicification, some of which appear to be concealed by overlying intense argillization. The extent of argillic alteration decreases with depth and propylitic alteration becomes more common, resulting in more competent host rocks ideal for vein propagation. This pattern is consistent with low-sulfidation epithermal systems.
Auriferous veins at Regent trend NNW, NNE, and ENE along prominent structures with common orientation (Figures 6.1 and 7.4). ENE normal faults cut the Regent property with down-to-the-north post mineral ‘stair step’ offsets. Along the northern portion of the Regent property, up to 150m of post-mineral gravels overlie volcanic rocks and gold mineralization intersected in past drilling. Alteration patterning supports an interpretation that deeper portions of the system occur in fault blocks that sit at structurally higher levels to the south. Exposed quartz veins with restricted alteration selvages are exposed to the south (deep) and extensive high level advanced argillic alteration is present in the north.
Gold-bearing, banded and bladed quartz vein boulders are present in alluvium in the north-central portion of the Regent property. Samples of these vein boulders by Great Basin, Craig Bow, (geological consultant to Fronteer), and the author yielded gold values up to 128 g/t Au. Some of these quartz vein boulders have been stockpiled by past prospectors, but others appear to be in their natural location in the alluvium. Their source is not known, but inferred to be derived from the southern part of the Regent property.
In an effort to understand the subsurface distribution and continuity of mineralization, Pilot Gold has used historic drill data to construct isotropic shells using Leapfrog software for drill intercepts ≥ 0.01 ounces per ton Au (~0.34 g/t Au). The results indicate two possible components to the architecture of mineralization: 1) low angle stratabound disseminated mineralization near the surface, and 2) shallow to moderate north-plunging and west-dipping, possible stratabound vein mineralization in

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
underlying strata (Figure 9.2). Pilot Gold intends to use this information to assist in selecting drill targets.
At the property scale, gold and silver mineralization is strongly tied to a series of north, northwest and northeast trending faults. At the deposit scale, these structures exert variable degrees of local control on the mineralization and complement or compete with stratigraphic controls that show different orientations in different host rocks.
In Tertiary andesites, mineralized zones can be correlated from drill hole to drill hole, and generally show a moderate (~45 degrees) dip to the west, parallel to the volcanic stratigraphy. This orientation predominates north of Regent Hill and at depth beneath Regent Hill.
Where mineralization is hosted within the overlying Tertiary tuffs and intrusive felsic porphyritic units, mineralized zones do not exhibit a tight structural control with a preferred orientation, rather mineralization is disseminated throughout the host rocks, with an overall tabular to irregular and shallow dipping outline

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Figure 9.1. Interpretation of mineralization at Regent based on past drill data. A) Plan view of the Regent area; Leapfrog software shells showing the outline of historic drill intercepts greater than 0.007 opt Au (yellow) and 0.01 opt Au (red). B) N-S section 546875E along the line shown in A; showing interpreted outlines of mineralized intervals in drill holes. Note the shallow, continuous correlation of intervals near the surface and a second underlying, N-dipping correlation of mineralization. C) E-W cross section 1561700N shown in A. Note the west dipping correlation of mineralization. These are apparent dips based on interpretation of available data. True dips and thicknesses are not known at this stage of work.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

10.0 EXPLORATION
Pilot Gold has not conducted any exploration activities on the Regent property. This report is a technical report on the property as Pilot Gold’s property of merit. Prior to Pilot Gold’s involvement, parent company Fronteer conducted data compilation and review along with initial soil and rock sampling. This information has been presented in section 6.0 on the history of the project area.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

11.0 DRILLING
Pilot Gold has not conducted any drilling on the Regent property.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

12.0 SAMPLING METHOD AND APPROACH
12.1 Past Sampling
The sampling procedures of Newmont and KRMC are not known as data on their exploration activities is not available. However, both companies are reputable international mining and exploration companies known for their industry standard practices. Sampling of core by Newmont as examined by the writer is consistent with standard industry practices for sample tagging, interval selection, and sawing of core. Samples were collected at 5 foot intervals for the entire length of the two holes observed by the writer (NRE 97 and 98). QA/QC samples or results of any such samples are not known as no data for this part of their work is available.
Surface and core sample procedures for Keegan are not known. It is understood by the writer that no QA/QC protocols were adopted by Keegan for their initial work at Regent. Core drilled by Keegan has been split and only selectively sampled at geologic intervals up to 5’ based on visual estimation of possible mineralization present in macroscopic veins (personal communication; former Keegan staff). In some cases, composite intervals reported in data made available to the writer by Pilot Gold did not match the sampled intervals in the core box. This observation has been reported to Pilot Gold and the recommendation made that they resample and reanalyze this core.
12.2 Current Sampling
Pilot Gold has not undertaken any sampling on the Regent property.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY
The sample preparation, analysis, and security performed on samples by Newmont, KRMC, Great Basin, and Keegan are not known and information on this matter is not available. It is known that KRMC assayed their drill samples at the KRMC Assay Lab and at Rocky Mountain Laboratories, both accredited labs at the time they performed the assays. In all cases, samples were analyzed for gold and in some cases, other elements also. The nature of the results indicates that gold analyses were by fire assay (as opposed to AAS, or MS techniques) although the exact assay procedures are not known.
There are no sampling procedures to report for Pilot Gold, as no samples have been collected by Pilot Gold. It is recommended by the writer that the company adopt standard industry practices for insertion of blanks, standards, and duplicate samples at the rate of 1 in 20 as is generally accepted practice by the industry. Protocols should be established for determination of acceptable error factors and the type of corrective action to be taken if sample results deviate from these guidelines.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

14.0 DATA VERIFICATION
The writer of this report collected 12 samples from the field and of core observed in core storage in Elko NV (Table 14.1). Three field samples (PKR 1-3) do not duplicate past sampling, but instead were collected to test the possible tenor of mineralization that can be obtained on past mine dumps and in exposures in historic exploration pits. Three samples is limited test of the Regent system, but does demonstrate that gold is present in veins that were mined historically and can be bonanza values (e.g. PKR-2, 30.2 g/t Au). Two samples were collected (PKR 4 and 5) to test the reproducibility of samples collected by Fronteer consultant C. Bow. Seven samples were collected from core from two Keegan drill holes and one Newmont drill hole.
Results for these samples indicate that gold is present in dump samples and outcrop verifying the presence of gold in vein material at Regent at grades described by previous workers. One sample that repeats Fronteer sampling concurs well (PKR-4) (Figure 14.1). The other sample (PKR-5) does not, but this may be easily explained by the collection of rock material different to that in the original sample. Three samples of core demonstrate good reproducibility, one of which shows reasonable reproducibility and three samples show very poor reproducibility in both positive and negative directions, a characteristic of variance common to gold deposits. No systematic error is observed.
A key aspect of the Regent project is the historic data produced by Newmont and by KRMC. Sample data generated from the 111 holes drilled by Newmont was used by them to generate a resource estimate in 1990. This estimate was prepared prior to introduction of NI 43-101 reporting, therefore is non-compliant. Later, with the addition of 369 more drill holes by KRMC, they also produced another resource estimate. This estimate has not been reviewed by a Qualified Person and is not considered NI43-101 compliant. The details of this work are not known to the author, and no resource information is presented in this report. The existence of these resource estimates is mentioned here for historic purposes. However, it is relevant that the results of these estimates constituted the basis for continued work by KRMC and acquisition interest by Great Basin Gold and Keegan.
Drill materials from these drilling campaigns were destroyed by Kennecott when it closed the Rawhide mine and removed its warehouse from the mine site. The author of this report has verified that KRMC created the database of assays used to determine potential intercepts such as that in Table 6.1 and that KRMC delivered the database to Baughman as part of KRMC’s lease requirement. Baughman, in turn passed the data onto Great Basin Gold, Keegan, and Pilot Gold for evaluation. The author has reviewed some assay reports that show that KRMC assayed the drill samples at the KRMC Assay Lab and at Rocky Mountain Laboratories, both accredited labs at the time they performed the assays. The author has not resampled or checked the validity of this material as it was largely destroyed when KRMC closed the Rawhide Mine and removed its storage warehouse.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

The author believes that Newmont and KRMC are companies of high standing within the exploration community and based on this reputation and the data and reports that the author has reviewed, the author believes the work to be of high quality. Although the data used and the resource estimated
TABLE 14.1
Samples Collected by the Writer Compared with Previous Samples

Sample	Au	Au	Au	Ag	Ag
ID	previous	ppm	ppm	ppm	previous	Sample info
PKR-1	*	1.045		2.7		grab of dump sample

PKR-2	*	>10.0	30.2	15.4		grab of dump sample

PKR-3	*	0.961		2.69		vein chip

PKR-4	2.32	3.1		14.5	19.05	silicified rock with bladed quartz

PKR-5	38.7	0.217		0.72	74.3	silicified rock with bladed quartz

PKR-10	0.716	0.602		2.83	1.7	RO501, 331-337

PKR-11	0.75	0.927		200	165.6	RO501, 524-528.6

PKR-12	1.932	0.66		70.7	31.4	RO502, 302.7 — 306

PKR-13	11.245	0.902		8.4	52	RO502, 521.6 — 525.3

PKR-14	0.02	2.68		20.1	1.7	RO502, 602.7—608

PKR-15	1.03	0.987		15.9	6.8	NRE97, 125 — 130

PKR-16	1.82	0.027		1.05	5.1	NRE97, 365 — 370

•	No previous sample
are not NI 43-101 compliant, there is no information available to the author of this report that would indicate that there are problems with the data that went into the resource estimate.
The author spot-checked the location of the claim posts and discovery monuments and their mapped position. All posts checked were found to be accurately located on Pilot Gold maps and as recorded.
The author reviewed drillhole collar locations and found the ones examined to be located accurately with respect to relative position of other holes, geographic features, mapped geology, and plotted map locations. Virtually all previous Newmont and KRMC pads and holes have been reclaimed and collars are not available for re-discovery and verification of location.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

Figure 14.1.	X — Y Scatter plot of samples collected by the writer, showing original and duplicate gold assays as collected by the writer of this report. Green line shows slope of 1 indicating perfect replication of results. Dashed blue lines show one order of magnitude difference between original and duplicate. Results show normal nugget effect and no identifiable bias.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

15.0 ADJACENT PROPERTIES
KRMC acquired the Rawhide property in 1982 and began operations in 1990, pouring the first gold/silver doré bar in April of that same year. By the end of 2004, over 1.4 million ounces of gold and 10 million ounces of silver had been recovered by traditional open pit/heap leach methods. Pilot Gold has no immediate plans to acquire the Rawhide or any other existing properties within the district that lie outside the existing property boundaries, albeit it is exploring the possibility of staking more ground that is open.
There are no known claims immediately adjacent to the Regent claim block except those for the Rawhide Mine which lies to the southeast and are currently held by KRMC.
Nevada Sunrise LLC holds the Buckskin-Rawhide project to the south of Regent. It was explored in the 1990’s by KRMC as part of the Rawhide project. Nevada Sunrise acquired the project after KRMC abandoned their interest. Subsequently, EmGold, a TSX-venture exchange listed exploration company, has entered into a lease agreement with Nevada Sunrise LLC.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING
KRMC undertook preliminary metallurgical testing in 1997. PQ core from the Regent property was crushed and two rock types tested in bottle roll and column tests. Overall, recoveries were similar with 68% gold and 30% Ag recovered. Tst and Tlp lithologies were crushed to ¾ “ and 3/8” , results were relatively insensitive to crush size and rock type, with recoveries ranging from 58% to 73% for gold and 25% to 41% for silver. Arsenic and mercury were found to be present, but were deemed unlikely to interfere with metallurgical processes. Information is historic and at the time of testing was preliminary in nature. A Qualified Person has not reviewed the testing methods or results. This information is presented as historic data for the project.
Pilot Gold has done no mineral processing or metallurgical testing work.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
Pilot Gold has done no exploration work that could be used as the basis for resource or reserve estimation. Historic estimates undertaken by Newmont and KRMC are described in greater detail in this section 6.0 Historic Work.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

18.0 INTERPRETATIONS AND CONCLUSIONS
Results of previous exploration at Regent by Newmont, KRMC, Great Basin, and Keegan indicate the presence of a moderately large, epithermal hydrothermal alteration system with multi-stage brecciation, silicification and veining. Epithermal gold mineralization is known to occur at Regent with veinlets, silicification, brecciation, and bonanza veins, as well as disseminated throughout volcanic units and an intrusive quartz-feldspar porphyry flow dome complex.
The author has reviewed numerous reports and data passed from KRMC to Baughman and subsequently to Great Basin, Keegan, Fronteer, and Pilot Gold and has conducted his own field examination. This review indicates the presence of widespread low sulfidation epithermal hydrothermal processes typical of moderate to large epithermal systems. The system clearly contains gold as evidenced by samples and drill intercepts from previous workers as well as those from the author.
The author believes that Newmont, KRMC and Great Basin Gold are all companies with a reputation for work to a high standard of quality and reliability. On this basis the author believes that the data and reports provided for review and originating from these companies is of high quality and verifiable.
Based on experience with epithermal deposits and personal field review at Regent, the author concludes that economically interesting grades of mineralization may be hosted within poorly lithified porous and permeable tuff beds as well as in veinlets in fractured more competent volcanic rocks. These mineralized features are traceable along strike and at depth, with many outlying untested targets on the property. Individually or together these styles of mineralization offer potential for discovery of additional zones of gold mineralization as targeted by Pilot Gold. The author has examined the auriferous epithermal quartz veins that outcrop on the Regent property and believes that the high-grade gold drill intercepts on northern, western, and southeastern parts of the property are valid. Collectively, the features observed at the Regent property are consistent with the occurrence of high-grade vein and/or bulk mineable low grade gold and silver epithermal style mineralization at other sites in Nevada such as Round Mountain. Pilot Gold’s approach to assessing this possibility is appropriate.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

19.0 RECOMMENDATIONS
Exploration at Regent should aim to improve geologic understanding of lithologic and structural relations and how they have interacted with hydrothermal fluids and to host mineralization. The nature of breccia bodies and spatial association with interpreted flow-dome complexes suggests that a search for diatremes within the volcanic strata could be fruitful as these features commonly host mineralization. East-northeast striking faults appear to have rotated blocks of mineralization and host lithologies to a northerly or northwesterly dipping configuration. Geophysical work in conjunction with 3-dimensional modeling of the base of alluvium and lithologic units will likely provide a solid framework for targeting new drill holes.
Pilot Gold plans to undertake an aggressive two-phase exploration program in the search for both low-grade bulk-mineable and high-grade vein mineralization. This work will be funded by proposed expenditure of C$$1.93M for a Phase I program followed by proposed expenditure of C$$3.33M for a Phase II program, as warranted from the results gained during Phase I work (Table 19.1). The Phase I program will consist of geologic and alteration mapping, ground geophysics (magnetic, IP, and possibly EM), RC drilling (2,000m) and diamond core drilling (3,000m), and initial metallurgical work. A Phase II program will build on results and increase RC and diamond core drilling by an additional 6,000m and 6,000m, respectively.
Mapping and geophysical work will help define structural controls on mineralization and locate areas of sulfide-bearing mineralization. The RC and diamond drilling will be used for exploration purposes and for resource and in-fill drilling. This drilling will test new targets as well as validate previous drilling. It is intended that drilling will be sufficient to enable NI 43-101 compliant resource estimation using new data and validated existing data. Assessment of historic data by a Qualified Person and conducting tests that will validate past data should be a priority. Initial metallurgical test work consisting of bottle rolls and column leach testing will be incorporated into the program.
In the phase I program, Pilot Gold intends to test the main Regent Hill area, the high grade gold intervals to the North of Regent Hill along the Broadway structural corridor, and the West Basin target, defined by the high grade results in drill holes RK-2557, RK-2712 and RK-2794. Of the Phase I meterage, it is anticipated that approximately 75% will be dedicated to Regent Hill and the Broadway zone, with the remaning 25% being dedicatd to the West Basin area.
The Phase II program will continue in 2012 pending positive Phase I results. The Phase II program will consist primarily of an expanded RC exploration drilling (6000m) program and an aggressive infill diamond core drilling (6000m) program to advance any resource identified in Phase 1. It is anticipated that some drilling could be dedicated to testing high grade vein mineralization at depths greater than 300m. Given favourable results, Pilot Gold should endeavor to produce a resource estimate in Q3-Q4 2012.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

Pilot Gold plans to conduct hydrological and environmental baseline studies as a basis for any potential future economic and permitting assessments.
The author recommends implementation of the phased program outlined above. Primary targets should include testing NNE, NNW and ENE structures passing through Regent Hill and the KRMC resource area. In addition, other anomalous areas should be tested. For example, mineralized areas to the southeast and possible blind targets beneath alluvium should be investigated.
Pilot gold intends to spend C$1.93M for a first phase program and an additional C$3.33M for a phase two exploration program if initial results warrant expenditure at Regent. This budget is appropriate to achieve the outlined program and the schedule proposed is reasonable for accomplishing the stated goals.
TABLE 19.1
REGENT EXPLORATION BUDGET

Budget Item	Phase 1 (000$)	Phase 2 (000$)
Admin/G and A	752	900

Geochemistry/assays	162	450

Drilling	725	1,750

Geophysics	25	0

Land and Legal	125	30

Environmental	45	140

Metallurgical Studies	22	40

Resource Estimation and Modeling	10	0

Contingency	60	20

TOTAL C$	1,926	3,330

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

20.0 REFERENCES CITED
Black, J.E., Mancuso, T.K., and Gant, J.L., 1991, Geology and mineralization at the Rawhide Au-Ag deposit, Mineral County, Nevada, in Raines, G.L., Lisle, R.E., Schafer, R.W., and Wilkinson, W.H., eds., Geology and ore deposits of the Great Basin: Symposium Proceedings, Geological Society of Nevada, p. 957-978.
Cooke, DR. and Simmons, S.F. 2000: Characteristics and genesis of epithermal gold deposits, in Hagemann, S.G., and Brown, P.E., eds., Gold in 2000: Reviews in Economic Geology, Volume 13, pages 221-244.
Gray, D.S., 1996, Structural controls of precious metal mineralization and the Denton-Rawhide Mine, Rawhide, Nevada, in Coyner, A.R., and Fahey, P.L., eds., Geology and Ore Deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 263-281.
Tingley, J.V., 1998, Mining Districts of Nevada, Nevada Bureau of Mines and Geology Report 47 second edition, 128p.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

21.0 Date and Signature Page
The effective date of this technical report, entitled “Summary Technical Report, Regent Gold Project, Mineral County, Nevada” is January 4, 2011.
Dated: January 15, 2011

Signed:

(signed) Paul Klipfel Dr. Paul Klipfel, Ph.D, CPG#10821	[Sealed: CPG#10821]

Paul Klipfel Ph.D	Mineral Resource Services Inc.	46

Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

22.0 CERTIFICATE OF AUTHOR
CERTIFICATE OF PAUL D. KLIPFEL, PH.D.
I, Paul D. Klipfel Ph.D., do hereby certify that:
1.	I am President of :
Mineral Resource Services, Inc.
4889 Sierra Pine Dr.
Reno, NV 89519
2.	I have graduated from the following Universities with degrees as follows:

a.	San Francisco State University,	B.A. geology	1978
b.	University of Idaho,	M.S. economic geology	1981
c.	Colorado School of Mines	M.S. mineral economics	1988
d.	Colorado School of Mines	Ph.D. economic geology	1992
3.	I am a certified Professional Geologist (CPG #10821) with the American Institute of Professional Geologists and a member in good standing.

4.	I have worked as a mineral exploration geologist for 32+ years since my graduation from San Francisco State University.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that I am a “Qualified Person” by reason of my education, affiliation with professional associations and past relevant work experience which includes project management, research on, petrography, and consulting evaluation of various styles of epithermal gold deposits in Nevada, the western US, Mexico, Central and South America, South Pacific, Australia, eastern Europe, and central Asia. I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of all sections of the technical report titled “Summary Technical Report, Regent Gold Project, Mineral County, Nevada” dated January 4, 2011 (the “Technical Report”). I have visited the Regent property on October 28, 2010 and examined core in Elko NV on November 7, 2010. I have also previously visited the property on March 13th, 2005 for a field visit as part of preparing a NI 43-101 technical report for Keegan Resources Inc.

7.	I have had prior involvement with the property that is the subject of the Technical Report. I prepared a NI 43-101 technical report on the property for Keegan Resources Inc. in 2005. I have had no other involvement with the property or with Pilot Gold.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, or the Technical Report.
Dated this 15th day of January, 2011.

“Paul D. Klipfel” Ph.D. Signature of Qualified Person

PAUL D. KLIPFEL Print name of Qualified Person

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011
Appendices
Appendix 1: Claim Information
Mineral County Nevada
TOWNSHIP and RANGES:
Township 13 North, Range 31½ East, Section 1;
Township 13 North, Range 32 East, Sections 5-6;
Township 14 North, Range 31½ East, Sections 25-26, 35-36;
Township 14 North, Range 32 East, Sections 30-32
TOTAL CLAIMS:           110

	Location	County Filing	Document	BLM	BLM Serial
Claim Name	Date	Date	No	Filing Date	No
RH #194	07/Jun/1982	09/Aug/1982	58679	20/Aug/1982	NMC248783
RH NO 195A	07/Jun/1982	09/Aug/1982	58680	20/Aug/1982	NMC248784
RH #196	07/Jun/1982	09/Aug/1982	58681	20/Aug/1982	NMC248785
RH #198	07/Jun/1982	09/Aug/1982	58683	20/Aug/1982	NMC248787
RH NO 197BA	07/Jan/1992	31/Mar/1992	101990	03/Apr/1992	NMC645682
HIM #1	01/Dec/1994	14/Dec/1994	109978	16/Dec/1994	NMC709944
HIM #2	01/Dec/1994	14/Dec/1994	109979	16/Dec/1994	NMC709945
HIM #7	02/Dec/1994	14/Dec/1994	109984	16/Dec/1994	NMC709950
HIM #8	29/Nov/1994	14/Dec/1994	109985	16/Dec/1994	NMC709951
HIM #9	29/Nov/1994	14/Dec/1994	109986	16/Dec/1994	NMC709952
HIM #10	29/Nov/1994	14/Dec/1994	109987	16/Dec/1994	NMC709953
HIM #11	29/Nov/1994	14/Dec/1994	109988	16/Dec/1994	NMC709954
HIM #13	01/Dec/1994	14/Dec/1994	109990	16/Dec/1994	NMC709956
HIM #14	01/Dec/1994	14/Dec/1994	109991	16/Dec/1994	NMC709957
HIM #15	01/Dec/1994	14/Dec/1994	109992	16/Dec/1994	NMC709958
HIM #16	01/Dec/1994	14/Dec/1994	109993	16/Dec/1994	NMC709959
HIM #17	01/Dec/1994	14/Dec/1994	109994	16/Dec/1994	NMC709960
HIM #18	01/Dec/1994	14/Dec/1994	109995	16/Dec/1994	NMC709961
HIM #19	02/Dec/1994	14/Dec/1994	109996	16/Dec/1994	NMC709962
HIM #21	02/Dec/1994	14/Dec/1994	109998	16/Dec/1994	NMC709964
ME #1	29/Nov/1994	14/Dec/1994	109970	16/Dec/1994	NMC709978
ME #2	29/Nov/1994	14/Dec/1994	109971	16/Dec/1994	NMC709979
ME #3	29/Nov/1994	14/Dec/1994	109972	16/Dec/1994	NMC709980
ME #4	29/Nov/1994	14/Dec/1994	109973	16/Dec/1994	NMC709981
ME #5	29/Nov/1994	14/Dec/1994	109974	16/Dec/1994	NMC709982
ME #6	29/Nov/1994	14/Dec/1994	109975	16/Dec/1994	NMC709983
ME #7	29/Nov/1994	14/Dec/1994	109976	16/Dec/1994	NMC709984
ME #8	29/Nov/1994	14/Dec/1994	109977	16/Dec/1994	NMC709985
REGENT 1	18/Jan/1995	26/Jan/1995	110622	26/Jan/1995	NMC712871
REGENT 2	18/Jan/1995	26/Jan/1995	110623	26/Jan/1995	NMC712872
REGENT 3	18/Jan/1995	26/Jan/1995	110624	26/Jan/1995	NMC712873

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

	Location	County Filing	Document	BLM	BLM Serial
Claim Name	Date	Date	No	Filing Date	No
REGENT 4	18/Jan/1995	26/Jan/1995	110625	26/Jan/1995	NMC712874
REGENT 5	18/Jan/1995	26/Jan/1995	110626	26/Jan/1995	NMC712875
REGENT 6	18/Jan/1995	26/Jan/1995	110627	26/Jan/1995	NMC712876
REGENT 7	18/Jan/1995	26/Jan/1995	110628	26/Jan/1995	NMC712877
REGENT 8	18/Jan/1995	26/Jan/1995	110629	26/Jan/1995	NMC712878
REGENT 9	18/Jan/1995	26/Jan/1995	110630	26/Jan/1995	NMC712879
REGENT #11	31/Mar/1995	29/Jun/1995	111371	29/Jun/1995	NMC717578
REGENT #15	25/Apr/1995	29/Jun/1995	111372	29/Jun/1995	NMC717579
DAWN NO 2A	25/Aug/1995	09/Nov/1995	112189	09/Nov/1995	NMC723713
DAWN NO 3A	25/Aug/1995	09/Nov/1995	112190	09/Nov/1995	NMC723714
DAWN NO 4	25/Aug/1995	09/Nov/1995	112191	09/Nov/1995	NMC723715
DAWN NO 13	11/Oct/1995	09/Nov/1995	112200	09/Nov/1995	NMC723724
DAWN NO 17	13/Oct/1995	09/Nov/1995	112204	09/Nov/1995	NMC723728
DAWN NO 18	06/Dec/1995	20/Dec/1995	112519	10/Jan/1996	NMC729836
BLACK EAGLE 7	02/Sep/2001	21/Nov/2001	125704	20/Nov/2001	NMC825675
BLACK EAGLE 8	02/Sep/2001	21/Nov/2001	125705	20/Nov/2001	NMC825676
BLACK EAGLE 9	02/Sep/2001	21/Nov/2001	125706	20/Nov/2001	NMC825677
BLACK EAGLE 10	02/Sep/2001	21/Nov/2001	125707	20/Nov/2001	NMC825678
RE 1	18/Sep/2002	01/Oct/2002	127034	26/Sep/2002	NMC832165
RE 2	18/Sep/2002	01/Oct/2002	127035	26/Sep/2002	NMC832166
RE 3	18/Sep/2002	01/Oct/2002	127036	26/Sep/2002	NMC832167
RE 4	18/Sep/2002	01/Oct/2002	127037	26/Sep/2002	NMC832168
RE 5	18/Sep/2002	01/Oct/2002	127038	26/Sep/2002	NMC832169
RE 6	18/Sep/2002	01/Oct/2002	127039	26/Sep/2002	NMC832170
RE 7	18/Sep/2002	01/Oct/2002	127040	26/Sep/2002	NMC832171
REGENT 12	06/Nov/2003	29/Dec/2003	130278	03/Feb/2004	NMC860858
REGENT 13	06/Nov/2003	29/Dec/2003	130279	03/Feb/2004	NMC860859
REGENT 14	06/Nov/2003	29/Dec/2003	130280	03/Feb/2004	NMC860860
REGENT 15	06/Nov/2003	29/Dec/2003	130281	03/Feb/2004	NMC860861
REGENT 16	06/Nov/2003	29/Dec/2003	130282	03/Feb/2004	NMC860862
REGENT 17	06/Nov/2003	29/Dec/2003	130283	03/Feb/2004	NMC860863
REGENT 18	06/Nov/2003	29/Dec/2003	130284	03/Feb/2004	NMC860864
REGENT 19	06/Nov/2003	29/Dec/2003	130285	03/Feb/2004	NMC860865
REGENT 20	06/Nov/2003	29/Dec/2003	130286	03/Feb/2004	NMC860866
REGENT 21	06/Nov/2003	29/Dec/2003	130287	03/Feb/2004	NMC860867
REGENT 22	06/Nov/2003	29/Dec/2003	130288	03/Feb/2004	NMC860868
REGENT 23	06/Nov/2003	29/Dec/2003	130289	03/Feb/2004	NMC860869
REGENT 24	06/Nov/2003	29/Dec/2003	130290	03/Feb/2004	NMC860870
REGENT 25	06/Nov/2003	29/Dec/2003	130291	03/Feb/2004	NMC860871
REGENT 26	06/Nov/2003	29/Dec/2003	130292	03/Feb/2004	NMC860872
REGENT 27	06/Nov/2003	29/Dec/2003	130293	03/Feb/2004	NMC860873
REGENT 28	06/Nov/2003	29/Dec/2003	130294	03/Feb/2004	NMC860874
REGENT 29	06/Nov/2003	29/Dec/2003	130295	03/Feb/2004	NMC860875
RFRAC #1	20/Feb/2005	18/May/2005	135307	18/May/2005	NMC897671
RFRAC #2	20/Feb/2005	18/May/2005	135308	18/May/2005	NMC897672
RFRAC #3	20/Feb/2005	18/May/2005	135309	18/May/2005	NMC897673
RFRAC #4	20/Feb/2005	18/May/2005	135310	18/May/2005	NMC897674
R #1	20/Feb/2005	18/May/2005	135275	18/May/2005	NMC897678
R #2	20/Feb/2005	18/May/2005	135276	18/May/2005	NMC897679

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Summary Technical Report Regent Gold Project Mineral County, Nevada	January 4, 2011

	Location	County Filing	Document	BLM	BLM Serial
Claim Name	Date	Date	No	Filing Date	No
R #3	20/Feb/2005	18/May/2005	135277	18/May/2005	NMC897680
R #4	20/Feb/2005	18/May/2005	135278	18/May/2005	NMC897681
R #5	20/Feb/2005	18/May/2005	135279	18/May/2005	NMC897682
R #6	20/Feb/2005	18/May/2005	135280	18/May/2005	NMC897683
R #7	20/Feb/2005	18/May/2005	135281	18/May/2005	NMC897684
R #8	20/Feb/2005	18/May/2005	135282	18/May/2005	NMC897685
R #9	20/Feb/2005	18/May/2005	135283	18/May/2005	NMC897686
R #10	20/Feb/2005	18/May/2005	135284	18/May/2005	NMC897687
R #11	20/Feb/2005	18/May/2005	135285	18/May/2005	NMC897688
R #12	20/Feb/2005	18/May/2005	135286	18/May/2005	NMC897689
R #13	20/Feb/2005	18/May/2005	135287	18/May/2005	NMC897690
R #14	20/Feb/2005	18/May/2005	135288	18/May/2005	NMC897691
R #15	20/Feb/2005	18/May/2005	135289	18/May/2005	NMC897692
R #16	20/Feb/2005	18/May/2005	135290	18/May/2005	NMC897693
R #17	20/Feb/2005	18/May/2005	135291	18/May/2005	NMC897694
R #18	20/Feb/2005	18/May/2005	135292	18/May/2005	NMC897695
R #19	20/Feb/2005	18/May/2005	135293	18/May/2005	NMC897696
R #20	20/Feb/2005	18/May/2005	135294	18/May/2005	NMC897697
R #21	20/Feb/2005	18/May/2005	135295	18/May/2005	NMC897698
R #22	20/Feb/2005	18/May/2005	135296	18/May/2005	NMC897699
R #23	20/Feb/2005	18/May/2005	135297	18/May/2005	NMC897700
R #24	20/Feb/2005	18/May/2005	135298	18/May/2005	NMC897701
R #25	20/Feb/2005	18/May/2005	135299	18/May/2005	NMC897702
R #26	20/Feb/2005	18/May/2005	135300	18/May/2005	NMC897703
R #27	20/Feb/2005	18/May/2005	135301	18/May/2005	NMC897704
R #28	20/Feb/2005	18/May/2005	135302	18/May/2005	NMC897705
R #29	20/Feb/2005	18/May/2005	135303	18/May/2005	NMC897706
R #30	20/Feb/2005	18/May/2005	135304	18/May/2005	NMC897707
R #31	20/Feb/2005	18/May/2005	135305	18/May/2005	NMC897708
R #32	20/Feb/2005	18/May/2005	135306	18/May/2005	NMC897709

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